EXHIBIT 12.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF (LOSS) EARNINGS TO FIXED CHARGES

(Unaudited; in thousands, except ratios)	For the Three Months Ended March 31, 2015	For the Years Ended December 31,
		2014	2013	2012	2011	2010
(Loss) Earnings Available for Fixed Charges:
(Loss) Income from continuing operations before income taxes	$(73,147)	$586,910	$1,099,128	$945,045	$970,673	$846,825
Add:
Interest expense	20,401	79,271	78,505	88,835	75,332	64,839
Appropriate portion of rents (a)	9,870	40,291	37,006	33,736	30,696	34,544

(Loss) Earnings available for fixed charges	$(42,876)	$706,472	$1,214,639	$1,067,616	$1,076,701	$946,208

Fixed Charges:
Interest expense	$20,401	$79,271	$78,505	$88,835	$75,332	$64,839
Appropriate portion of rents (a)	9,870	40,291	37,006	33,736	30,696	34,544

Fixed charges	$30,271	$119,562	$115,511	$122,571	$106,028	$99,383

Ratio of (loss) earnings to fixed charges	(b )	5.91 X	10.52 X	8.71 X	10.15 X	9.52 X

(a)	Portion of rental expenses that is deemed representative of an interest factor, which is one-third of total rental expense.
(b)	Earnings for the three months ended March 31, 2015 were inadequate to cover fixed charges by $73.1 million.